DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com

June 3, 2010	OUR FILE NO. 366415-10
VIA EDGAR AND OVERNIGHT DELIVERY
Tim Buchmiller
Senior Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	MagnaChip Semiconductor LLC Registration Statement on Form S-1 Filed March 15, 2010 File No. 333-165467
Dear Mr. Buchmiller:
This letter is submitted on behalf of MagnaChip Semiconductor LLC (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed March 15, 2010 under Registration No. 333-165467 (the “Registration Statement”), as set forth in your letter to Mr. John McFarland dated May 28, 2010. The Company is filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”) in response to the Staff’s comments. For reference purposes, the text of your letter dated May 28, 2010 has been reproduced herein (in bold), with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 4 that have been revised in response to the comment.
Corporate Information, page 5
1.	Please expand your revisions added in response to prior comment 2 to disclose that Avenue has the right to appoint a majority of your board of directors.

Response: In response to the Staff’s comment, the prospectus has been revised on page 6 under the heading “Corporate Information” to add disclosure regarding Avenue’s rights to appoint a majority of the Company’s board of directors.
Risk Factors, page 16
2.	We will continue to evaluate your response to prior comment 3 after you complete the blanks in your document, including the table on page 142.

Response: As reflected in Amendment No. 4, the Company advises the Staff that the Company currently anticipates that Avenue may continue to hold a majority of the Company’s outstanding shares following the offering. Accordingly, in response to the

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Staff’s comment, the prospectus has been revised on page 31 to add a risk factor regarding the Company’s controlled company status.

In addition, in order to provide the Staff with additional information to aid the Staff with its review of Amendment No. 4, the Company supplementally advises the Staff that the Company and the underwriters presently estimate that the public offering price for the Company’s common stock (which will be sold in the form of depositary shares (the “Shares”)) will be $20 per Share, which is the midpoint of a preliminary range of $18 to $22 per Share. This preliminary range may differ from the ultimate range used in the Company’s initial public offering (the “Offering”). The Company advises the Staff that the final range to be included in an amendment to the Registration Statement will include a price range of no more than $2 or ten percent of the low end of the range unless otherwise approved by the Staff. The preliminary price range is based upon the outstanding common units of the Company being converted into common stock in connection with the Company’s conversion to a corporation at the ratio of one share of common stock for every eight common units.

The Company and the underwriters anticipate that up to 90% of the Shares sold in the Offering will be sold by the selling stockholders. However, the final level of participation in the Offering by selling stockholders has not yet been determined. The selling stockholders will participate in the offering on a pro rata basis based on the total number of shares desired to be sold by each participating selling stockholder. Based on the total number of shares that selling stockholders have indicated a desire to sell in the Offering, Avenue’s Shares will comprise 73.4% of the Shares to be sold by the selling stockholders. Assuming that 90% of the Shares in the Offering are sold by the selling stockholders, Avenue’s shares will represent 66.1% of the total shares in the Offering.

The Company has revised the prospectus beginning on page 140 to include information with respect to the selling stockholders who have indicated a desire to participate in the Offering, including Avenue. The Company is supplementally providing information in Exhibit A for the Staff’s consideration to aid the Staff with its evaluation of the selling stockholder table beginning on page 140 of the prospectus in light of prior Staff comments.

Finally, the Company is supplementally providing information in Exhibit B for the Staff’s consideration in light of prior Staff comments regarding the presentation of pro forma earnings per share in accordance with SAB Topic 1.B.3. Exhibit B shows the presentation assuming the offering terms as described above.
Liquidity and Capital Resources, page 90
3.	Please expand your revisions added in response to prior comment 11 to clarify what “market conditions” and what about your “capital structure” led you to conduct the notes offering. It is unclear how the reasons you cite relate to your decision to offer and sell the notes, given the “principal purpose” of the offering,

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the terms of the notes as compared to your term loan and the impact it had on the amount of your debt outstanding. Also, please clarify the rationale for the distribution to your unitholders given your indebtedness prior to the note offering and your recent bankruptcy proceeding.

Response: In response to the Staff’s comment, the prospectus has been revised on page 89 under the heading “Liquidity and Capital Resources” to add disclosure regarding the considerations applicable to the Company’s decision to fund the distribution to unitholders through the senior notes offering.
Customers, page 113
4.	Please expand your revisions added in response to prior comment 13 to disclose the percentage of sales by your Display Solutions segment attributable to LG Display. See Item 10l(c)(l)(vii) of Regulation S-K.

Response: In response to the Staff’s comment, the prospectus has been revised on page 111 under the heading “Customers” to add disclosure regarding the percentage of sales of the Company’s Display Solutions segment attributable to LG Display.
Exhibit 1.1
5.	Please file an updated version of this exhibit that reflects changes you make to your registration statement. We note, for example, the blank spaces in Schedule II. When you file that updated version, please also include all missing or blank attachments, including Schedule IV(b), Annex I(a)-(d), Annex II and Annex III.

Response: The Company notes the Staff’s comment and will file an updated version of Exhibit 1.1 via amendment to reflect changes in the Registration Statement and include all missing and blank attachments.
Exhibits 5.1 and 8.1
6.	The opinion you file pursuant to Item 601(b)(5) of Regulation S-K should not assume any material facts underlying the opinion. We note, for example, that counsel appears to assume in each of the first three paragraphs that the conversion of MagnaChip Semiconductor LLC into MagnaChip Semiconductor Corporation will occur. Please file a revised opinion prior to requesting acceleration of effectiveness of the registration statement that does not assume that the corporate conversion has taken place.

Response: The Company notes the Staff’s comment and will file a revised opinion of counsel pursuant to Item 601(b)(5) of Regulation S-K via amendment to the Registration Statement (the “Opinion”) that does not assume that the Company’s corporate conversion has taken place; provided, however, that because the corporate conversion

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will not be completed until the date that the Registration Statement will be deemed effective, the Company respectfully requests that the Company be allowed to file the Opinion on the date the Company expects the Registration Statement to be declared effective in accordance with Staff comment 10 below, but in any event prior to the Registration Statement becoming effective on such date. A form Opinion is provided supplementally in the form attached hereto as Exhibit C for the Staff’s review.

7.	With reference to the assumptions that appear in the last two sentence of the second paragraph on page 1, it is inappropriate to shift the burden of these factual matters to investors when those matters could be readily obtained through an officers’ certificate. Please revise.

Response: The Company notes the Staff’s comment and will file the Opinion without the assumptions that appear in the last two sentences of the second paragraph on page 1 of Exhibits 5.1 and 8.1. Please see Exhibit C.

8.	With respect to the opinion expressed in clause (iii) of the last paragraph on page 1, please file an opinion which also opines that the Deposit Agreement is a legal, binding obligation of the registrant. Since the Depositary Shares are being issued pursuant to the Deposit Agreement, and the Depositary is also a necessary co-party to that agreement, please also file an opinion of the appropriate counsel that opines that the Deposit Agreement is a legal, binding obligation of the Depositary, or provide us with an explanation as to why such opinion is not appropriate.

Response: The Company notes the Staff’s comment and will file the Opinion with an opinion that the deposit agreement is a legal, binding obligation of the Company. Please see Exhibit C. The Company advises the Staff that the Company will also file an opinion of counsel that the deposit agreement is a legal, binding obligation of the depositary.

9.	Refer to the first paragraph on page 2. The opinion you file pursuant to Item 601(b)(8) of Regulation S-K must include counsel’s opinion regarding material tax consequences. Your current opinion appears to only opine that disclosure is an “accurate summary,” not that the disclosure is counsel’s opinion. Please file a revised opinion. Ensure that such opinion addresses each discussion of the tax matters being opined upon. We note, for example, that this exhibit does not include the tax discussion mentioned in the risk factor on page 33.

Response: The Company notes the Staff’s comment and will file the Opinion with the following opinion pursuant to Item 601(b)(8) of Regulation S-K:

“the discussion of United States federal income tax matters contained in the prospectus forming part of the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences” and in the section entitled “Risks Related to Our Common

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Stock” under the heading “The U.S. federal income tax consequences of the cancellation of the depositary shares are not specifically addressed by applicable law”, to the extent such sections state matters of law or legal conclusions, and subject to the qualifications and limitations set forth therein, represent our opinion of the material U.S. federal income tax consequences of the ownership and disposition of the Company’s Depositary Shares and common stock to a U.S. holder and a non-U.S. holder, as defined in the Material U.S. Federal Income Tax Consequences section.”

Please see Exhibit C.

10.	In view of the statement that the opinion is rendered “as of the date hereof” and disclaimer regarding subsequent changes to law or fact, please file a revised opinion on the date you expect this registration statement to be declared effective. Alternatively, file a revised opinion without the disclaimer.

Response: The Company notes the Staff’s comment. As discussed above, the Company anticipates filing the Opinion on the date the Company expects the Registration Statement to be declared effective, but in any event prior to the Registration Statement becoming effective on such date.
* * * * *
     If you have any questions, please feel free to contact the undersigned by telephone at 650-833-2263 (or by facsimile at 650-687-1240) or Peter M. Astiz at 650-833-2036 (or by facsimile at 650-687-1159). Thank you for your cooperation and attention to this matter.
Very truly yours,
DLA Piper LLP (US)
/s/ Micheal Reagan
Micheal Reagan
Partner

cc:	Julie Sherman, SEC
Jay Webb, SEC
Geoffrey Kruczek, SEC
John McFarland, MagnaChip Semiconductor
Peter M. Astiz, Esq., DLA Piper LLP (US)
Khoa D. Do, Esq., DLA Piper LLP (US)
Kirk A. Davenport, III, Latham & Watkins LLP
Keith Benson, Latham & Watkins LLP

June 3, 2010
Page Six
Exhibit A
      The Company provides the following information supplementally in response to and in connection with Staff comment 2 above. The Company recognizes that the Staff, through comments in its letters dated April 9, 2010, May 4, 2010, May 18, 2010 and May 28, 2010, has inquired of certain facts related to the selling stockholders with a view towards whether any of the selling stockholders, particularly Avenue, are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). In order to facilitate the timely resolution of any additional questions related to this matter, the Company respectfully submits that except as set forth in the selling stockholders table beginning on page 140 of the prospectus it does not believe that Avenue or any of the other selling stockholders should be deemed underwriters within the meaning of Section 2(a)(11) of the Securities Act for the following reasons:
Discussion.
Section 2(a)(11) of the Securities Act defines an “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking . . . .” In American Council of Life Insurance (SEC No-Action Letter), Publicly Available May 10, 1983 (“American Council”), the SEC stated that “[i]nquiries regarding the application of Section 2(11) require an examination of all the facts and circumstances surrounding a particular transaction.” The Staff has indicated that when determining whether a selling shareholder is actually an underwriter selling on behalf of an issuer, consideration should be given to (1) the circumstances under which a selling stockholder received the shares, (2) how long the selling stockholder has held the shares, (3) the selling stockholder’s relationship to the issuer, (4) the amount of shares involved, (5) whether the seller is in the business of underwriting securities, and (6) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. Division of Corporation Finance, Compliance and Disclosure Interpretations—Securities Act Forms—Form S-3—General—Item 214.02 (updated as of August 14, 2009). Based on these factors, the Company believes that except as set forth in the selling stockholders table none of the selling stockholders, including each of the Avenue entities is, or should be deemed to be, a statutory underwriter with respect to this Offering within the meaning of Section 2(a)(11) of the Act.
With regards to Avenue, as set forth in greater detail below, the Company’s view is primarily based on the circumstances surrounding the acquisition of such interests, the fact that Avenue is not in the business of underwriting securities and that based upon the circumstances, Avenue should not be deemed to be acting as a conduit for the issuer. Each of the factors is addressed below:
     1. Acquisition of Company Securities. As disclosed in the prospectus, all of the selling stockholders, including Avenue, originally received the units, which will be converted into the shares of common stock of the Company to be offered by the selling stockholders for sale in the

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Offering, on November 9, 2009 as part of the Company’s Chapter 11 reorganization. Approximately 94% of the units outstanding after the Company’s Chapter 11 reorganization were issued in or in connection with a rights offering to accredited investors who were the holders of the Company’s Floating Rate Notes and 6 7/8% Notes who elected to participate in such rights offering. Each purchaser of units in the rights offering represented to the Company that the units were received for investment and not with a view to any distribution. The rights offering was conducted in order to raise capital to satisfy the claims of the first lien creditors in the Reorganization Proceedings and not with a view towards a public offering of the equity of the Company. At that time there was no certainty as to whether or when the Company might be able to pursue a public equity offering and there were no contractual requirements that the Company pursue an offering within any defined time period. Avenue’s right to receive and purchase equity securities of the Company was based on its prior investments in the Company’s Floating Rate Notes, 6 7/8% Notes and Subordinated Notes (collectively, the “Notes”). The Avenue funds initially purchased Notes on September 26, 2006 and owned $322.6 million in Notes by the end of 2008. As noted, Avenue has a history in purchasing securities of the Company with a view towards investment and the acquisition of Company common units resulted from and was an extension of Avenue’s buy and hold investment strategy with regard to Company securities.
     2. Avenue is Not in the Business of Underwriting Securities. Avenue specializes in investing in high yield debt, debt of insolvent or financially distressed companies and equity of companies undergoing financial or operational turnarounds or reorganizations. In the American Council letter, the SEC highlighted arguments made by American Council of Life Insurance that "[t]he nature of the business of many institutional investors such as insurance companies and pension and employee benefit plans differs significantly from that of an ‘underwriter,’ even under the broad interpretation that term is given under the Securities Act,” “an underwriter functions as a conduit of securities from the issuer of those securities to investors, [whereas] the business of such institutional investors is to invest, directly, through a general account, or through a separate managed account, funds entrusted to them in order to meet contractual obligations which normally will arise upon the occurrence of future events” and “[u]nlike underwriters, which seek to minimize market risk in performing their conduit function and cannot be said to truly invest in the securities they underwrite, this type of institutional investor invests in securities and accepts the market risk involved in such investments.” Avenue is in the business of investing funds entrusted to it as an institutional investor rather than the distribution of securities. Avenue’s purchase of the equity securities of the Company was made in the ordinary course of its business as an investor and, unlike an underwriter, Avenue purchased the Company’s securities and assumed the full risk of loss associated with its investment, rather than as a conduit for further distribution. Indeed, at the time of the rights offering, the Company was emerging from bankruptcy and no market existed for the sale of its securities.
     3. Holding Period. The SEC stated in Securities Act Release No. 33-8869 (December 6, 2007) regarding changes to Rule 144 that “a holding period is one criterion established to demonstrate that the selling security holder did not acquire the securities to be sold under Rule 144 with distributive intent. We do not want the holding period to be longer than necessary or impose any unnecessary costs or restrictions on capital formation.” Although the length of the

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holding period remains an important factor, it is not the only or deciding factor to consider when analyzing the “underwriter” issue. The SEC has indicated that one evidentiary fact to be considered in determining whether or not a private purchaser took with the necessary investment intent is the length of time between acquisition of the securities and resale (see The Wheat Report, “Disclosure to Investors—A Reappraisal of Administrative Policies under the ‘33 and ‘34 Acts” (p. 164, March 27, 1969)), and that “the length of time between acquisition and resale is merely one evidentiary fact to be considered...[t]he weight to be accorded this evidentiary fact must, of necessity, vary with the circumstances of each case” (see Securities Act Release No. 33-4552 (November 6, 1962)). There is no definite answer to the question of whether any particular holding period will, in itself, furnish sufficient evidence of investment intent (see The Wheat Report, p.164). Although Avenue held Company equity securities for less than six months prior to the filing of the Registration Statement, as described above, Avenue received these units in connection with its investment in the debt securities of the Company, which were acquired by the end of 2008, without any right to effect a further distribution. Such holding period, when combined with the other factors discussed herein, should be sufficient for Avenue not to be considered an underwriter for the purposes of the Offering.
     4. Avenue’s Relationship to the Company. The Company acknowledges that Avenue became an affiliate of the Company following the Company’s reorganization proceedings and that Avenue is selling a meaningful number of shares in the Offering. However, the Company does not believe that affiliate status in itself or the ownership or sale of a large amount of Company securities should result in a conclusion that Avenue is a statutory underwriter with respect to the Offering. In the American Council letter, the Staff stated that “insurance companies and similar institutional investors generally should not be deemed underwriters under Section 2(11) with regard to the purchase of large amounts of registered securities provided such securities are acquired in the ordinary course of their business from the issuer or underwriter of those securities and such purchasers have no arrangement with any person to participate in the distribution of such securities.” Based on this, the Company does not believe it is appropriate to impose underwriter status and liabilities on Avenue solely as a result of acquiring equity securities of the Company in the Company’s Chapter 11 reorganization, which acquisition was made in the ordinary course of its business in connection with its prior investment in the Company’s debt.
     5. Amount of Shares Involved. The selling stockholders table sets forth the number of shares of Company common stock that the Company expects that Avenue will offer in the Offering, Avenue is in the business of buying large positions in companies undergoing financial or operational turnarounds or reorganizations. Its acquisition of the shares was directly related to its purchase of Notes prior to the Company’s Chapter 11 proceedings in the ordinary course of its business. The size of Avenue’s investment in the Company in connection with the Company’s Chapter 11 proceedings was a function of prior investments made in the Notes based on Avenue’s investment strategy.
     6. Avenue is Not Acting as a Conduit for the Company. The Company believes that Avenue has not acted as an arbitrageur in its purchase of equity securities of the Company, but

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has invested significant resources in performing due diligence regarding its prior investments in the Notes and in its investment in the Company prior to and throughout the Company’s reorganization proceedings. In addition, the right to sell securities in this Offering is not the result of a coordinated distribution effort by Avenue. The right to sell securities in a Company registration was mandated by the Company’s plan of reorganization and was extended to all Company unitholders who received common units in the Company’s Chapter 11 reorganization under the terms of the Company’s registration rights agreement entered thereunder. This right has resulted in a diffuse group of selling stockholders who have a right to sell shares in the Offering. Finally, Avenue acquired the units for investment and not with a view to any distribution and there were no arrangements between Avenue and any other selling stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the securities to be sold in the Offering. Under all the circumstances, the Company believes that Avenue is not acting as a conduit for the Company.
Finally, the Company acknowledges that the SEC has increased its scrutiny of offerings including the registration and resale of large blocks of securities such as Rule 415 issuances (often without a syndicate of underwriters) where abusive convertible transaction structures have been used and where public investors are often unaware of the risk such transactions create. Unlike such transactions, the Company has engaged a syndicate of several major investment banks to act as underwriters for this Offering on a “firm commitment” basis and public investors will have the protection afforded such purchasers from such underwriters under Section 11 of the Securities Act.

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Exhibit B
20. Unaudited Pro Forma Balance Sheet as of March 31, 2010 and Unaudited Pro Forma Earnings per Share
     Regarding the distribution made to stockholders subsequent to the balance sheet date, an unaudited pro forma balance sheet has been presented to show the pro forma liability due to stockholders and decrease in additional paid in capital as if the declaration of the distribution to stockholders was made prior to March 31, 2010.
     Pro forma earnings per share as adjusted for distributions in excess of earnings includes 1,000,000 additional shares that represent, in accordance with Staff Accounting Bulletin Topic 1.B.3, the number of shares sold in the Company’s initial public offering, the proceeds of which are assumed for purposes of this calculation to have been used to pay distribution in excess of earnings during the last four-month period ended February 28, 2010 which represents the period from October 25, 2009 to the month of declaration of distribution. The calculation assumes an initial offering price of $20.00 per share, the mid-point of the IPO price range. The distribution and assumed number of additional shares issued to pay distribution in excess of earnings for the three months ended March 31, 2010 is as follows:

Distribution paid	$130,697
Earnings during the last four-month period	(4,884)
Distribution paid in excess of earnings	$125,813
Assumed initial offering price per share	$20.00
Assumed additional number of shares issued to fund distribution in excess of earnings (A)	6,290,648
Actual number of stocks offered at IPO (B)	1,000,000
Assumed additional number of shares; Lower of (A) or (B)	1,000,000
Historical weighted average number of shares
Basic	37,805,445
Diluted	38,441,991
Unaudited pro forma weighted average number of shares -
Basic	38,805,445
Diluted	39,441,991
Net income attributable to common shares	$31,101
Unaudited pro forma earnings per share -
Basic	$0.80
Diluted	$0.79

DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com
Exhibit C
[                    ], 2010
MagnaChip Semiconductor Corporation
c/o MagnaChip Semiconductor S.A.
74, rue de Merl, B.P. 709 L-2146 Luxembourg R.C.S.
Luxembourg B97483
Ladies and Gentlemen:
We have acted as counsel to MagnaChip Semiconductor Corporation (“MagnaChip”), a Delaware corporation, in connection with the proposed issuance and sale of those certain depositary shares, each of which represents a fractional ownership interest in certain of MagnaChip’s newly-issued Common Stock (the “Company Shares”) and a fractional ownership interest in certain additional shares of MagnaChip’s Common Stock held by certain stockholders of MagnaChip (the “Selling Stockholders Shares,” and collectively with the Company Shares, the “Shares”), including depositary shares representing a fractional ownership interest in Company Shares and a fractional ownership interest in Selling Stockholders Shares for which the underwriters have been granted an over-allotment option (the “Depositary Shares”), as set forth in MagnaChip’s registration statement (No. 333-165467) on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2010 (as it may be amended and supplemented, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”).
This opinion is being furnished in accordance with the requirements of Item 16(a) of Form S-1, Item 601(b)(5)(i) and Item 601(b)(8) of Regulation S-K, each as promulgated by the SEC under the Act. In connection with this opinion, we have reviewed and relied upon the Registration Statement and related prospectus, MagnaChip’s charter documents, as amended to date and to be in effect upon the completion of the Corporate Conversion, the Underwriting Agreement (the “Underwriting Agreement”) in substantially the form included as Exhibit 1.1 to the Registration Statement; the deposit agreement between MagnaChip and the depositary named therein (the “Depositary”) pursuant to which the Depositary Shares will be issued (the “Deposit Agreement”) in substantially the form included as Exhibit 4.2 to the Registration Statement; and records of its corporate proceedings in connection with the issuance and sale of the Depositary Shares and the Shares. With your consent, we have relied upon certificates and other assurances of officers of the Company and others as to factual matters without having independently verified such factual matters.
Based on such review and subject to all of the assumptions, limitations and qualifications set forth herein, we are of the opinion that (i) the Selling Stockholders Shares are validly issued, fully paid and nonassessable, (ii) the Company Shares, when issued, delivered and paid for as contemplated in the related prospectus (as amended and supplemented through the date of issuance) and in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and nonassessable, (iii) the Depositary Shares, when issued in accordance with the related prospectus (as amended and supplemented through the date of issuance), in accordance with the terms of the Underwriting Agreement and in accordance with the terms of the Deposit Agreement, will constitute valid evidence of interests in the Shares and will entitle the holders thereof to the rights specified in the Depositary Shares and the Deposit Agreement and (iv) the Deposit Agreement is a legal and binding obligation of the Company.
We are of the opinion that the discussion of United States federal income tax matters contained in the prospectus forming part of the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences” and in the section entitled “Risks Related to Our Common Stock” under the heading “The U.S. federal income tax consequences of the cancellation of the depositary shares are not

[                    ], 2010
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specifically addressed by applicable law”, to the extent such sections state matters of law or legal conclusions, and subject to the qualifications and limitations set forth therein, represent our opinion of the material U.S. federal income tax consequences of the ownership and disposition of the Company’s Depositary Shares and common stock to a U.S. holder and a non-U.S. holder, as defined in the Material U.S. Federal Income Tax Consequences section.
We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the prospectus which is part of the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act, the rules and regulations of the SEC promulgated thereunder or Item 509 of Regulation S-K.
This opinion is given to you solely for use in connection with the issuance and sale of the Depositary Shares and the Shares in accordance with the Registration Statement and the related prospectus and is not to be relied on for any other purpose. Our opinion is expressly limited to the matters set forth above, and we render no opinion, whether by implication or otherwise, as to any other matters relating to MagnaChip, the Depositary Shares, Shares or the Registration Statement. This opinion letter is rendered as of the date hereof and we make no undertaking, and expressly disclaim any duty, to supplement or update this opinion letter, if, after the date hereof, facts or circumstances come to our attention or changes in the law occur which could affect such opinion.
Very truly yours,
[                    ]
DLA Piper LLP (US)